February 20, 2025

Patrick Kuhn

Doug Jones

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Adtalem Global Education Inc.

Form 10-K for the Fiscal Year Ended June 30, 2024

Filed August 6, 2024

File No. 001-13988

Dear Mr. Kuhn and Mr. Jones:

Adtalem Global Education Inc. (“Adtalem,” the “Company,” “we,” or “our”) hereby sets forth the following information in response to the comments contained in the Correspondence of the staff of the Securities and Exchange Commission (the “Staff”) dated February 10, 2025, relating to the Company’s Annual Report on Form 10-K (File No. 001-13988) for the fiscal year ended June 30, 2024. On behalf of Adtalem, we have addressed your comment letter by reproducing each comment below in bold text and providing Adtalem’s response immediately following.

Form 10-K for Fiscal Year Ended June 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Cash Flow Summary

Operating Activities, page 45

1.	In your analysis of changes in operating cash flows reported in annual and interim period filings, please quantify the impact of each item cited and discuss underlying factors associated with each. You also provide discussion of noncash factors that do not appear to impact cash. From disclosures in your annual and interim period filings it appears variances in income taxes paid and cash paid for operating lease liabilities materially contribute to the change in operating cash flows between applicable annual and interim periods. However, they are not cited as factors. Note merely citing items reported in the statement of cash flows may not provide a sufficient basis to understand how cash was affected and changed by them. Refer to the introductory paragraph of Item 303(b) of Regulation S-K, introductory paragraph of section IV.B and all of section B.1 of Release No. 33-8350 (regarding analysis) and section III.D of Release No. 33-6835 (501.04 of the staff’s Codification of Financial Reporting) (regarding quantification) for guidance and revise your analysis as appropriate.

Adtalem’s Response

We have reviewed the introductory paragraph of Item 303(b) of Regulation S-K, introductory paragraph of section IV.B and all of section B.1 of Release No. 33-8350 and section III.D of Release No. 33-6835 (501.04 of the staff’s Codification of Financial Reporting) as it relates to our discussion and analysis of changes in operating cash flows reported in our annual and interim period filings. Based on this guidance, we intend to revise our discussion and analysis regarding changes in operating cash flows in all future filings. We are providing below an example of our intended future disclosure based on the results of operations for the fiscal year ended June 30, 2024.

Cash Flow Summary

Operating Activities

Net cash provided by operating activities from continuing operations in fiscal year 2024 increased $93.7 million to $288.4 million, compared to $194.7 million in the prior year. This increase was driven by a $48.9 million increase in operating income primarily due to increased revenue from students, a $34.8 million increase in cash collected from students primarily related to future performance obligations, a $17.1 million decrease in operating lease payments primarily due to a lease termination, and a $10.8 million decrease in FICA tax payments due to higher payments in fiscal year 2023 because of deferring FICA payments during the COVID-19 pandemic. The increase in cash from operating activities from continuing operations was partially offset by a $19.2 million increase in payments for income taxes and a $15.5 million increase in payments for cloud computing implementation costs.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 102

2.	You disclose on page 67 that you identified an error in the presentation of capitalized cloud computing implementation costs in your previously issued financial statements. In your fiscal year ended June 30, 2023, Form 10-K, you disclose that you identified an error in your previously issued financial statements related to revenue recognition for certain scholarship programs. Please tell us what impact, if any, the errors had on your conclusions regarding effectiveness of your Disclosure Controls and Procedures and your Internal Control over Financial Reporting for each affected period.

Adtalem’s Response

During the fiscal year ended June 30, 2023 (fiscal year 2023), we identified an error relating to revenue recognition for certain scholarship programs in our previously issued financial statements, and during the fiscal year ended June 30, 2024 (fiscal year 2024), we identified an error in the presentation of capitalized cloud computing implementation costs in our previously issued financial statements. For each of these errors identified, we analyzed the root cause of the control deficiency that led to the error and evaluated the severity of the control deficiency, both individually and in the aggregate, based on the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934. In performing our evaluation of the severity of each of the control deficiencies, we evaluated whether there is a reasonable possibility that the

Company’s Internal Control over Financial Reporting (“ICFR”) will fail to prevent or detect a misstatement of a financial statement amount or disclosure; and the magnitude of the potential misstatement resulting from the deficiency. Based on the evaluation of the deficiencies, as further described below, we concluded the deficiencies did not rise to the level of a material weakness, either individually or in the aggregate, and that our Disclosure Controls and Procedures (“DCP”) and our ICFR were effective as of June 30, 2023 and June 30, 2024, respectively.

For the revenue recognition error identified in fiscal year 2023, we noted that the error was isolated to certain scholarship programs only offered within our Medical and Veterinary segment. Furthermore, those scholarships were only issued at scale beginning in fiscal year 2021 in response to competitive pressures faced specifically by our medical universities and therefore the error only impacted fiscal years 2021, 2022 and 2023. We determined that the control deficiency that led to the error is a design deficiency due to the lack of an effectively designed control to verify that the material right guidance in ASC 606 was applied for Medical and Veterinary segment scholarship programs. In evaluating the severity of the deficiency, we assessed the magnitude of the potential misstatement that could result from the deficiency, specifically considering the following:

●	The deficiency is specific to the lack of an effectively designed control activity related to scholarship programs in the Medical and Veterinary segment and is not pervasive in nature (i.e., the deficiency does not impact other aspects of the Medical and Veterinary segment, nor does it impact transactions outside of the Medical and Veterinary segment).
●	Whether these types of scholarships have been or would be issued in our other segments. These types of scholarships have not previously been and would not be issued in our other segments given the nature of those schools and profile of their students. This is due to the nature of the programming, the cost of tuition and the purpose of the incentive offered with such scholarship programs in the Medical and Veterinary segment. Therefore, we concluded the potential misstatement that could result from the deficiency would only impact scholarship programs in the Medical and Veterinary segment.
●	Whether the potential misstatement that could result from the deficiency could be larger than the actual error that occurred in the Medical and Veterinary segment. We concluded it is not reasonably possible that the potential misstatement could be larger than the actual error that occurred given the student populations in the Medical and Veterinary segment are relatively constant year over year. Given the nature of the Medical and Veterinary segment educational experience (e.g., in person), substantial growth beyond current levels would necessitate investment in, among other things, expanded facilities and increased faculty with appropriate professional qualifications. No such efforts are planned for the foreseeable future. Additionally, these scholarship programs were the result of competitive pressures faced specifically by our medical universities starting in fiscal year 2021.

Based on the aforementioned considerations, and the consideration of qualitative factors, including whether indicators of a material weakness are present, the magnitude of the potential misstatement that is at least reasonably possible is not material to either the interim or annual financial statements. Therefore, we concluded the control deficiency does not rise to the level of a material weakness.

For the error in the presentation of capitalized cloud computing implementation costs, we noted that the error was isolated to information technology (“IT”) projects in fiscal year 2023 and 2024 that were identified under our Growth with Purpose (“GWP”) program to support institutional growth and optimize business processes. In pursuing those projects, it was determined that implementing cloud platforms provided us the ability to move quickly in support of our growth efforts, and as a result we pursued significant IT investments specifically in cloud platforms. Prior to this program, we did not have significant investments in cloud platforms, and therefore did not need controls to delineate between implementation costs associated with cloud platforms versus internally developed software. This resulted in the presentation error being limited to the IT projects pursued and capitalized during fiscal year 2023 and 2024. We determined that the control deficiency that led to the error is a design deficiency due to the lack of an effectively designed control to verify the appropriateness of the classification and presentation of capitalized cloud computing implementation costs. In evaluating the severity of the deficiency, we assessed the magnitude of the potential misstatement that could result from the deficiency, specifically considering the following:

●	The deficiency is not pervasive in nature and is specific to the lack of an effectively designed control activity related to the classification and presentation of capitalized cloud computing implementation costs. The deficiency does not impact the determination of what costs to capitalize as the Company’s legacy processes were designed effectively and operated as intended given that ASU 2018-15 stipulates that both internal-use software projects and cloud computing projects follow the same accounting model when determining which implementation costs are eligible for capitalization.
●	The potential misstatement that could result from the deficiency and whether it could be significantly larger than the actual error that occurred. Given the Company began the strategic initiatives to standardize its IT operations through cloud platforms under its GWP program discussed above in 2023, we identified all software projects initiated in fiscal year 2023 and 2024 to determine the costs within those projects that represent cloud computing implementation costs versus those costs that relate to internal-use software. We also separately analyzed how the Company’s IT strategy is employed to evaluate what percentage of IT development costs are potentially cloud computing in nature versus internal-use software in nature. We then took that percentage of cloud computing implementation costs and applied it to the total IT development costs to determine the potential misstatement that could result from the control deficiency. Based on our project by project review, and the separate additional analysis, we concluded that the potential misstatement that could result from the control deficiency was not material.

Based on the aforementioned considerations, and the consideration of qualitative factors, including whether indicators of a material weakness are present, the magnitude of the potential misstatement that is at least reasonably possible is not material to either the interim or annual financial statements. Therefore, we concluded the control deficiency does not rise to the level of a material weakness.

We also considered if the deficiencies that led to the errors were an indication of a broader control deficiency, specifically with respect to competency associated with the application of generally accepted accounting principles in the U.S., whether there were any implications to the period-end financial reporting process, as well as other components of the Committee of Sponsoring Organizations of the Treadway

Commission framework such as risk assessment or information and communication. Given the differing root causes of the deficiencies, the fact that each relates to a specific aspect within an individual business process, and the fact that the deficiencies are not pervasive in nature, we concluded the deficiencies were not indicative of a broader deficiency in ICFR or DCP.

We discussed these conclusions with the CEO, CFO, our internal Disclosure Committee and the Audit and Finance Committee of the Adtalem Board of Directors at those times.

The Company acknowledges that the accuracy and adequacy of the disclosures in its filing with the Commission are the responsibility of the Company. We appreciate the Staff’s assistance in this process and would be pleased to discuss with you any additional comments the Staff may have.

Please direct any questions or comments regarding this filing to the undersigned at (847) 254-5434, or our General Counsel, Douglas Beck at (630) 544-7432.

Yours truly,

/s/ Robert J. Phelan

Robert J. Phelan

Senior Vice President and Chief Financial Officer

Adtalem Global Education Inc.